**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statements
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Cuddle Clones LLC

*Legal status of issuer*

    *Form*
    Limited Liability Company

    *Jurisdiction of Incorporation/Organization*
    Kentucky

    *Date of organization*
    September 20, 2010

*Physical address of issuer*
624 West Main Street, 3rd Floor, Louisville, KY 40202

*Website of issuer*
www.cuddleclones.com

*Name of intermediary through which the Offering will be conducted*
First Democracy VC

*CIK number of intermediary*
0001683054

*SEC file number of intermediary*
007-00076

*CRD number, if applicable, of intermediary*
285360

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

*Type of security offered*
Crowd Note

*Target number of Securities to be offered*
50,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$50,000.00

*Oversubscriptions accepted:*

☑ Yes

☐ No

*Oversubscriptions will be allocated:*

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$1,070,000.00

*Deadline to reach the target offering amount*
August 10, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
The Company currently has 14 employees in Kentucky and its wholly-owned subsidiary employs 32 persons in China.

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $1,048,252.00 | $864,393.00 |
| **Cash & Cash Equivalents** | $852,452.00 | $669,912.00 |
| **Accounts Receivable** | $7,946.00 | $1,149.00 |
| **Short-term Debt** | $376,363.00 | $350,357.00 |
| **Long-term Debt** | $471,021.00 | $0.00 |
| **Revenues/Sales** | $2,301,242.00 | $2,556,118.00 |
| **Cost of Goods Sold** | $621,770.00 | $610,482.00 |
| **Taxes Paid** | $35,845.00 | $22,086.00 |
| **Net Income** | -$158,909.00 | $387,729.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**July 27, 2018**

**FORM C/A**

**Cuddle Clones LLC**



**Up to $1,070,000.00 of Crowd Notes**

Cuddle Clones LLC, a Kentucky limited liability company (the "Company") is filing this amendment to its Form C, which was filed with the Securities and Exchange Commission on June 5, 2018 (the "Form C"). This Amendment is filed to add a transcript of the webinar (Exhibit A).

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brennen Lawrence
(Signature)

Brennen Lawrence
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brennen Lawrence
(Signature)

Brennen Lawrence
(Name)

Chief Executive Officer
(Title)

July 27, 2018
(Date)

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jennifer Williams
(Signature)

Jennifer Williams
(Name)

Manager, Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jennifer Williams
(Signature)

Jennifer Williams
(Name)

Manager, Chief Operating Officer
(Title)

July 27, 2018
(Date)

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/William (Adam) Greene
(Signature)

William (Adam) Greene
(Name)

Manager, Chief Marketing Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/William (Adam) Greene
(Signature)

William (Adam) Greene
(Name)

Manager, Chief Marketing Officer
(Title)

July 27, 2018
(Date)

**EXHIBITS**
Exhibit A        Webinar Transcript

**Exhibit A**
*Webinar Transcript*

| Roberto Gutierrez: | Hello, everyone. Welcome to the webinar. I got the CEO of Cuddle Clones, and Co-Founder and CMO as well. They're going to walk you through their pitch deck. |
|---|---|
| Brennen Lawrence: | Thanks, Roberto, and welcome everybody to a little bit of time this afternoon to talk about Cuddle Clones. My name is Brennen Lawrence, the CEO of Cuddle Clones, and I'm with Adam Greene, one of the Co-Founders and CMO. |

Great, so Cuddle Clones started about five years ago, when we started making our product and selling it commercial, and with the whole focus being of capturing the bond between you and your pet through a variety of personalized products. The original Cuddle Clone was a replica of a pet that somebody would submit to us, and over the last several years we continued to evolve our product with great creations, and this year we're happy to launch a new product next month; but continuing our focus of providing additional products for customers.

Our primary product is a plush product. What we mean by that is we manufacture, a soft and durable, customized, stuffed-animal version of your pet, at our wholly-owned subsidiary in China. That gives us many advantages in our product, not only our creation, our work force, and our quality. We'll talk about that a little bit later.

Our customers' experience is fairly simple. Just few a months ago we relaunched our website, which allows our customers to go to cuddleclones.com, whether you're on a mobile device, a tablet, or a desktop, no matter the platform and the manufacturer. You can easily select the product you'd like, a few pictures, and within a few weeks your clone will arrive to you.

And what we have found in this process is not only do we get to learn about people's pets, but it's an opportunity to provide additional information, so we see all the unique characteristics of having pet, and in doing that, this is a custom product. It's a one-of-a-kind product of your pet, and that's why we call it a "clone". If you're not familiar with the pet industry, it's about 100 billion dollars ... I'm sorry 72 billion dollars, and when we look at the industry as a whole, about 70% of US households have a pet.

Fortunately for us, at Cuddle Clones we're all pet lovers, so we understand our customers, and we listen to our customers on a regular basis. We've been very successful over the last three years. We started out of the University of Louisville MBA project program about five years ago, a very small startup, and in the last three years we've had great success.

That success is amounted to 577% of growth, and we have 43% gross margin. We're able to control our costs and help our margin line, because of the whole held facility in China. That facility's been in place since the very beginning, we've had a manager there for several years and Jennifer Williams, one of our Co-

Founders and Chief Cuddle Officer and I were just there last month preparing for a busy fourth quarter and looking at new products for next year.

One of the things that we're fortunate to have in place, and Adam for us is our marketing effort, and we have very low customer acquisition costs. We use a variety of social platforms. We're approaching almost 200,000 Facebook followers, next month, Adam?

Adam Greene:        Mm-hmm (affirmative).

Brennen Lawrence:  And that brings us to the neighborhood of 275 to 300,000 social followers of all platforms, and a large 100+ thousand mailing list, which we use actively to promote not only new products, but also to have an opportunity to reach our customers and hear from them, as the ... the products that we want to roll off in the marketplace.

This investment and the opportunity we've had with Indiegogo and it is really to help us grow, and that expansion is really in the product lines that I mentioned, and we'll talk about the new products coming in the next quarter.

Right now, we hit double digit export outside the United States in sales, and we want to see that grow, but honestly in the United States there's a tremendous growth for us to reach, as well.

Our customer engagement. We have a large social following. Our community at Cuddle Clones, which we plan to expand upon, and funding will help us support that initiative.

Next pillar of this investment will go to the marketing side of it. We've had great success in our marketing effort through Adam and his team, social content, organic, authentic content about our products and our customers on all channels, and all our blogs, and we want to add some additional channels to get a larger audience and a greater reach.

To do all that we need to expand our team. A team of talented folks, mostly focused in the marketing department, on content creation, and as we add new customers and new orders, we aim to increase our chain down at the manufacturing facility.

Our product designers ... It's really important to our process. We have a very thin line, lean manufacturing program in China, and we're able to expand that to add to the increase in demand.

And the last piece of our account acquisition will be the Customer Service team. Currently we provide a phone number, an 800-number for customers to reach us, to talk to us directly; whether it's how to place an order, how to make changes to an order, or just to follow up. We use our chat features, as well, so as we see our customer base grow over the next 12 to 24 months we certainly want to make sure that our customers are attended to by an expanded customer service team.

I mentioned to you earlier in this call that we're going to add some new products, and we're very excited in the variety of products we're going to add. Our primary business as we talked about, is a plush, stuffed animal, and we're rolling out later this year some other products that we feel pet lovers … and have told us they're very interested in being able to put their pet on a variety of products.

And then, certainly, one of our most exciting products is in the plush category, which is coming out in a few weeks, so we'll release that shortly, and we expect to have a great demand. The product, similar to what we released in the last two years from the golf club head cover, to the Christmas stocking, the slippers, so the product customers can engage with and take with them on a regular basis.

That's all I'm going to say about our product release at this point.

And finally, Why Invest in Us. We feel … We have a very high-quality custom product, our high-quality product yields very low returns. We've been profitable for the last few years, had tremendous growth, top-line revenue to support that; and we've done a great job over the last year of effective SEO, our Search Engine Optimization, and also our marketing campaigns.

55% increase just this Q1 alone, and I can tell you we got a very strong Q2, so year-over-year for the first half of 2018 has been very strong and is up, so very happy, we want to see that continue, as well.

Our product line … We've built our product … Even says in the slide, we have high margin, our flagship products are plush animals, but all our products have very strong margins. If we don't manufacture the product directly, as we bring in products we negotiate and have great partners, as partner suppliers, to maximize profitability on those products, as well.

And we achieve a goal of positive cash flows. We're moving in that direction, and we've been fortunate to maintain that as we've added that. We got the new facility, we continue to invest in our infrastructures for our growth, and certainly that's on the horizon.

Roberto, I'll turn is back over to you for questions for Adam and I.

Roberto Gutierrez:     Yes, the only question I really have is it seems like you guys have some fascinating data coming in about pets. What are you doing with that?

Brennen Lawrence:    Yeah, sure. When someone ordered a Cuddle Clone in the past and then going forward, they provide the pet name, the species of their pet, the breed of their pet, and at least one picture, and then oftentimes, the majority, give us more than one picture.

So with that data, what we've kind of been able to do in the past, and what we definitely are going to do in the future is a number things. We can create very highly-targeted contextual ads on Facebook through the custom audiences tool with those email addresses.

Let's say someone becomes ... registered on the Cuddle Clones website to get a product, we now know that they have a dog, and that it's a chihuahua. We can then put their email address into Facebook and custom-create an ad that's specific to them, that puts a chihuahua, rather than just a generic dog, as an example of our all of our products, from the plush products all the way down to these less-expensive products that we're kind of expanding into: t-shirts, mugs, and whatnot.

That's just kind of one example, and that's through the Facebook custom audience tool, but think of what we could do with that data in other areas, so just highly-targeted emails where the subject line has your pet's name, not just "buy something for your dog", it's, "buy something for Max" or whatever your dog's name is. Again, the creative element of that email, maybe it's a mug, or a t-shirt, but it's not of a generic dog anymore, it's the picture of your dog.

So with that information, we can create very highly-relevant and contextual ads, emails, and even when you're in the logged-in state in our website. Some of those layered images of your pet, and all that dynamic content that's specific to your pet's name, breed, species. It's an interactive experience that's unique and specialized for you, personalized for you when you log in, it's not just, you're going to Amazon, you're getting a bunch of generic dog stuff. It's all about your pet, and I think that's kind of gonna lend itself into the community aspect of our site, so when we expand our digital footprint, which is what some of the raise will do, now you're in a community with other like-minded pet owners and they know that you have a chihuahua.

Now you can get into a group and talk to other chihuahua owners about best behavior. When you go to our blog, content piece of our site, you can click on the tag of chihuahuas, and all chihuahua-related information comes up. All the blogs, and articles, and quizzes, and contests that we've ever done for chihuahuas is now at your fingertips on our blog portion of our community.

We're really trying to, with that information, first show you the product that are highly relevant to you and your type of pet, whatever that may be; and then once you're online it's to show you those products again, but also give you a place to engage with other pet owners that may have similar pets or may have senior pets. Something else we can find common ground to celebrate your pets.

| | |
|---|---|
| Roberto Gutierrez: | That's awesome. I love that, and I admit that I do have Cuddle Clone socks of my dog, so not only a supporter ... or not only supporting in the Indiegogo site but also a customer, so I love what you guys do. |
| Brennen Lawrence: | Oh, well, thanks. Thank you very much. |
| Roberto Gutierrez: | My pleasure. Well, that essentially includes our webinar today, thank you all, and I look forward to hearing more and following along the Cuddle Clones journey, so thank you so much. |
| Brennen Lawrence: | Thank you. Have a great day. |
| Adam Greene: | All right, thanks. |